UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

GENIUS BRANDS INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

37229T103
(CUSIP Number)

March 23, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T103
1.	Names of Reporting Persons Brio Capital Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,954,915 shares of common stock(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,954,915 shares of common stock(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,954,915 shares of common stock(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) CO

(1) Brio Capital Management LLC is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by the Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd.

(2) Excludes 2,765,095 shares of common stock issuable upon exercise of warrants and conversion of notes which is subject to a 9.99% limit.

CUSIP No. 37229T103
1.	Names of Reporting Persons Brio Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,954,915 shares of common stock(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,954,915 shares of common stock(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,954,915 shares of common stock(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) CO

(1) Brio Capital Management LLC is the investment manager of Brio Capital Master Fund Ltd. And Brio Select Opportunities Fund, LP and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. and Brio Select Opportunities Fund, LP. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. and Brio Select Opportunities Fund, LP.

(2) Excludes 8,788,036 shares of common stock issuable upon exercise of warrants and conversion of notes which is subject to a 9.99% limit.

CUSIP No. 37229T103
1.	Names of Reporting Persons Brio Select Opportunities Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,954,915 shares of common stock(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,954,915 shares of common stock(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,954,915 shares of common stock(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) CO

(1) Brio Capital Management LLC is the investment manager of Brio Select Opportunities Fund, LP and has the voting and investment discretion over securities held by the Brio Select Opportunities Fund, LP. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Select Opportunities Fund, LP.

(2) Excludes 3,066,026 shares of common stock issuable upon exercise of warrants and conversion of notes which is subject to a 9.99% limit.

Item 1(a).	Name of Issuer

Genius Brands International, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

301 North Canon Drive, Suite 305, Beverly Hills, CA 90210

Item 2(a).	Names of Person Filing

Brio Capital Management LLC, Brio Capital Master Fund Ltd. and Brio Select Opportunities Fund, LP

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Brio Capital Management LLC, 100 Merrick Road, Suite 401 W. Rockville Center, NY 11570.

Item 2(c).	Citizenship

Brio Capital Management LLC is a Delaware Limited Liability Company. Brio Capital Master Fund Ltd. is a Cayman Islands Exempted Company. Brio Select Opportunities Fund, LP is a Delaware Limited Partnership.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number

37229T103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the respective cover pages and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 25, 2020

Brio Capital Management LLC, a Delaware Limited Liability Company

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Brio Capital Master Fund Ltd., a Cayman Islands Exempted Company

By: Brio Capital Management LLC, its Investment Manager

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Brio Select Opportunities Fund, LP, a Delaware Limited Partnership

By: Brio Select Opportunities GP LLC, its General Partner

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of Genius Brands International, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 shall apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

DATED: March 25, 2020

Brio Capital Management LLC, a Delaware Limited Liability Company

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Brio Capital Master Fund Ltd., a Cayman Islands Exempted Company

By: Brio Capital Management LLC, its Investment Manager

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Brio Select Opportunities Fund, LP, a Delaware Limited Partnership

By: Brio Select Opportunities GP LLC, its General Partner

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member